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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                    000-25372
                                                                 ---------------
                                                                 SEC FILE NUMBER

                                                                    912325305
                                                                   CUSIP NUMBER
                                  (CHECK ONE):

            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR
                       For Period Ended: January 27, 2001

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended: N/A

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         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
                                                        -----





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PART I - REGISTRANT INFORMATION

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Full name of Registrant: U.S. OFFICE PRODUCTS COMPANY

Former Name if Applicable:  N/A

Address of Principal Executive Office (STREET AND NUMBER): 1025 Thomas Jefferson St., N.W.

City, State and Zip Code:  Washington, D.C.  20007

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PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

On March 5, 2001, the registrant filed a petition for reorganization pursuant to Chapter 11 of the United States Bankruptcy Code. At the same time, the registrant announced the signing of definitive agreements to sell two of its largest business units and the signing of a letter of intent to sell a third business - all in separate transactions. The filing and announced sales

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necessitate a review of the financial results for the quarter ended
January 27, 2001 and changes in textual disclosure, which could not be completed prior to the filing deadline of March 13, 2001 without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         MARK D. DIRECTOR          (202)                   339-6700
         ----------------    ------------------    ----------------------
              (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                  [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [X] Yes     [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the signing of definitive agreements to sell two of its largest business units, the Company has met the measurement date criteria of APB 30, REPORTING THE RESULTS OF OPERATIONS--REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS. This requires restatement of the Company's results of operations for both current and prior periods. The impact of the restatement cannot be quantified at this time.




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                          U.S. Office Products Company
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 12, 2001               By:       /s/ MARK D. DIRECTOR
                                         -----------------------------------
                                    Name: Mark D. Director
                                    Title:  Executive Vice President,
                                            Secretary and General Counsel










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